Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Coller Private Credit Secondaries

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$25,538,801.08	0.0001381	$3,526.91

Total Transaction Valuation:		$25,538,801.08
Total Fees Due for Filing:				$3,526.91
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$3,526.91

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for fiscal year 2026.